

December 13, 2013

Via E-mail
Jonathon M. Singer
Executive Vice President and Chief financial Officer
Sagent Pharmaceuticals, Inc.
1901 N. Roselle Road, Suite 700
Schaumburg, Illinois 60195

      Re: **Sagent Pharmaceuticals, Inc.**
                       Form 10-K for the Fiscal Year Ended December 31, 2012
                       Filed March 18, 2013
                       File No. 001-35144

Dear Mr. Singer:

      We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

      Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. We note that Agila Specialties Private Limited received an official warning letter from the Food and Drug Administration on September 9, 2013, identifying "significant violations of current good manufacturing practice (cGMP) regulations for finished pharmaceuticals." Please provide us with proposed disclosure to be included in your Risk Factors and Business sections that discusses the material details of the warning letter, any adverse effects on your operations that you have experienced or may experience as a result and any other material details, including the status of any remediation efforts.

Business
Joint Ventures, pages 9-10

2. We note your disclosure regarding the joint venture with Strides Arcolab, to form Sagent Agila, which relates to at least 13 launched products and several pending ANDAs. Please file the joint venture agreement with Strides Arcolab as an exhibit to your annual report pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, if you do not believe the agreement is material, please advise us as to the basis of your conclusion.

Key Suppliers and Marketing Partners, pages 10-11

3. We note your disclosure of transfer prices and percentages of net profits from the sales of products that you must pay to your collaborative partners under the Dobfar and Gland collaboration agreements. Please provide proposed disclosure to be included in future filings which indicates the range of margins for your products, including the expenses incurred for transfer costs and percentages payable to both Dobfar and Gland and any other costs attributable to sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition - Chargebacks, page 30

4. Please provide us proposed disclosure to be included in future periodic reports to explain why, given your increase in sales during the year and quarter ended December 31, 2012 as compared to 2011, your total chargeback accrual decreased to $24.3 million at December 31, 2012 from $28.9 million at December 31, 2011, and why, as indicated on page S-1, your chargebacks decreased to $166 million in 2012 as compared to $168 million in 2011. Further, tell us what your chargeback accrual was at September 30, 2013 and what chargebacks were for the nine months ended September 30, 2012 and 2013, and explain to us in the form of proposed disclosure to be included in future periodic reports the reason for fluctuations that are not consistent with your sales trend.

Notes to Consolidated Financial Statements
Note 20. Commitments and Contingencies
Litigation, page 73

5. With regard to your Novartis Pharmaceuticals Corporation litigation you state an adverse determination could have an effect on the Company's financial statements. Please provide us proposed disclosure to be included in future periodic reports to disclose an estimate of possible loss or range of loss or include a statement that such an estimate cannot be made as required by ASC 450-20-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Wuenschell, Staff Accountant, at (202) 551-3467 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Austin Stephenson, Staff Attorney, at (202) 551-3192, or Dan Greenspan, Legal Branch Chief, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant